Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Three Months Ended
March 31, 2009
Net Earnings	$1,439
Add (deduct):
Taxes on earnings	494
Capitalized interest cost, net of amortization	(3)
Minority interest	1

Earnings from Operations as adjusted	1,931

Fixed Charges:
Interest on long-term and short-term debt	124
Capitalized interest cost	8
Rental expense representative of an interest factor	20

Total Fixed Charges	152

Total adjusted earnings available for payment of fixed charges	$2,083

Ratio of earnings to fixed charges	13.7

NOTE:  For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings from operations for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.